Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated January 29, 2020
Relating to Preliminary Prospectus Supplement dated January 28, 2020
Registration Statement No. 333-233799

QVC, INC.

$575,000,000 4.75% SENIOR SECURED NOTES DUE 2027

FINAL TERM SHEET

January 29, 2020

Issuer:	QVC, Inc.

Guarantors:	Affiliate Investment, Inc.
Affiliate Relations Holdings, Inc.
AMI 2, Inc.
AST Sub, Inc.
ER Marks, Inc.
Home Shopping Network En Espanol, L.L.C.
Home Shopping Network En Espanol, L.P.
H.O.T. Networks Holdings (Delaware) LLC
HSN, Inc.
HSNi, LLC
HSN Holding LLC
HSN of Nevada LLC
Ingenious Designs LLC
NLG Merger Corp.
QVC Deutschland GP, Inc.
QVC Rocky Mount, Inc.
QVC San Antonio, LLC
QVC Global Holdings I, Inc.
QVC Global Holdings II, Inc.
Ventana Television Holdings, Inc.
Ventana Television, Inc.

Securities:	4.75% Senior Secured Notes due 2027 (the “Notes”)

Type:	SEC Registered

Size:	$575,000,000, which represents an increase of $75,000,000 from the offering size in the Preliminary Prospectus Supplement.

Maturity:	February 15, 2027

Coupon (Interest Rate):	4.75%, paid semiannually in arrears

Interest Payment Dates:	February 15 and August 15 of each year, commencing August 15, 2020. Interest on the Notes will accrue from February 4, 2020.

Redemption Provision:

The Notes will be redeemable at the Issuer’s election, in whole or in part at any time upon not less than 15 nor more than 60 days’ notice.  The redemption price for the Notes that are redeemed before the date that is three months prior to maturity will be equal to the greater of: (i) 100% of the aggregate principal amount of the Notes to be redeemed, or (ii) as determined by an Independent Investment Banker, the sum of the present values of (a) the remaining scheduled payments of principal and (b) all required interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) to the date that is three months prior to maturity discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of (i) or (ii) above, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.  The redemption price for the Notes that are redeemed on or after the date that is three months prior to maturity will be equal to 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to the date of redemption, and will not include a “make-whole” premium.

Price to Public:	100.000% plus accrued interest, if any, from February 4, 2020

Trade Date:	January 29, 2020

Settlement Date*:	February 4, 2020

Expected Ratings	Ba2 / BBB- / BBB-
(Moody’s/S&P/Fitch)**:	(Positive / Negative / Positive)

Lead Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC

Joint Book-running Managers:	Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Mizuho Securities USA LLC
BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
Barclays Capital Inc.
RBC Capital Markets, LLC
BMO Capital Markets Corp.

PNC Capital Markets LLC
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Goldman Sachs & Co. LLC
Deutsche Bank Securities Inc.
Citizens Capital Markets, Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC
UBS Securities LLC
MUFG Securities Americas Inc.
HSBC Securities (USA) Inc.
Synovus Securities, Inc.

CUSIP/ISIN:	747262AY9 / US747262AY90

Change in Size of Offering

The aggregate principal amount of Notes to be issued in the offering has been increased from $500,000,000 to $575,000,000, which reflects an increase of $75,000,000 from the aggregate principal amount set forth in the Preliminary Prospectus Supplement.

Other Changes to Preliminary Prospectus Supplement:

The first two sentences under “Use of Proceeds” in the Preliminary Prospectus Supplement are replaced with the below:

We estimate that the net proceeds from the sale of the notes, after deducting the underwriting discount and offering expenses payable by us, will be approximately $566 million. We expect to use the net proceeds of this offering to repay a portion of the borrowings outstanding under our senior secured credit facility.

The first sentence under “Prospectus Supplement Summary — Recent Developments — Reduction of Commitment on Senior Secured Credit Facility” is replaced with the below:

The Company intends to reduce the aggregate loan commitments under the senior secured credit facility from $3.65 billion to $2.95 billion (the “Credit Facility Reduction”).

*Note: Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Terms used but not defined herein shall have the meanings set forth in the issuer’s preliminary prospectus supplement dated January 28, 2020.

Other information (including financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein.

The issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, BofA Securities, Inc. can arrange to send you the prospectus supplement and prospectus if you request it by calling or e-mailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com.